SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

QUIDEL CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74838J101

(CUSIP Number)

November 8, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74838J101

(1)	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,403,758
	(8)	Shared voting power 941,961
	(9)	Sole dispositive power 3,403,758
	(10)	Shared dispositive power 941,961
(11)	Aggregate amount beneficially owned by each reporting person 4,345,719
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 13.0%
(14)	Type of reporting person IN

CUSIP No. 74838J101

(1)	Name of reporting person I.R.S. identification number (entity only) Renate Schuler
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 65,000
	(8)	Shared voting power 941,961
	(9)	Sole dispositive power 65,000
	(10)	Shared dispositive power 941,961
(11)	Aggregate amount beneficially owned by each reporting person 1,006,691
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.0%
(14)	Type of reporting person IN

CUSIP No. 74838J101

(1)	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 941,961
	(8)	Shared voting power 0
	(9)	Sole dispositive power 941,961
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 941,961
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 2.8%
(14)	Type of reporting person CO

CUSIP No. 74838J101

(1)	Name of reporting person I.R.S. identification number (entity only) Tanya Eva Schuler Trust EIN 36-7205458
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 227,920
	(8)	Shared voting power 0
	(9)	Sole dispositive power 227,920
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 227,920
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person OO

CUSIP No. 74838J101

(1)	Name of reporting person I.R.S. identification number (entity only) Therese Heidi Schuler Trust EIN 36-7205459
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 228,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 228,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 228,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person OO

CUSIP No. 74838J101

(1)	Name of reporting person I.R.S. identification number (entity only) Tino Hans Schuler Trust EIN 36-7205456
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 227,923
	(8)	Shared voting power 0
	(9)	Sole dispositive power 227,923
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 227,923
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person OO

CUSIP No. 74838J101

(1)	Name of reporting person I.R.S. identification number (entity only) Schuler Grandchildren LLC EIN 26-1623709
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 250,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 250,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 250,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.8%
(14)	Type of reporting person OO

This Amendment No. 3 to Schedule 13D is filed to amend the Schedule 13D filed by certain of the reporting persons on October 23, 2000, as (i) amended by Amendment No. 1 filed on May 6, 2005 and as (ii) amended and restated by Amendment No. 2 filed on May 29, 2012 (as amended and restated by Amendment No. 2, the “Schedule 13D”), in respect of shares of the common stock, par value $0.001 per share (“common stock”), of Quidel Corporation, a Delaware corporation (“Quidel”).

This Amendment No. 3 is filed to report the purchase by the Schuler Family Foundation of 500,000 shares of Quidel common stock subsequent to the filing of Amendment No. 2.

The following items of the Schedule 13D are amended to read as follows:

Item 5. Interest in Securities of the Issuer

This statement is filed for 5,094,562 shares of Quidel common stock consisting of: (i) 3,403,758 shares owned by Jack W. Schuler; (ii) 65,000 shares owned by Renate Schuler, Mr. Schuler’s wife; (iii) 941,961 shares owned by the Schuler Family Foundation; (iv) 227,920 shares owned by the Tanya Eva Schuler Trust; (v) 228,000 shares owned by the Therese Heidi Schuler Trust; and (vi) 227,923 shares owned by the Tino Hans Schuler Trust (the three trusts, the “Trusts”).

The 3,403,758 shares owned by Jack W. Schuler consist of 2,499,982 shares that he owns directly and 903,776 shares that he owns indirectly. The 2,499,982 shares that Mr. Schuler owns directly include (i) 69,067 shares issuable under stock options granted by Quidel under its 2010 Equity Incentive Plan (or a predecessor stockholder-approved plan) that are or become exercisable within 60 days after November 26, 2012 and (ii) 19,638 shares issuable pursuant to vested restricted stock units (“RSUs”). Mr. Schuler does not possess voting or investment power over these latter shares because, while the RSUs are vested, the shares are not currently issuable.

The 903,776 shares that Mr. Schuler owns indirectly consist of (i) 653,776 shares owned by an individual retirement account for his benefit and (ii) 250,000 shares owned by the Schuler Grandchildren LLC, an Illinois manager-managed limited liability company of which Mr. Schuler is the sole member and manager.

The 65,000 shares owned by Renate Schuler consist of 45,280 shares that she owns directly and 19,180 shares owned by an individual retirement account for her benefit.

The Schuler Family Foundation is a tax-exempt private operating foundation of which Mr. and Mrs. Schuler are two of the three directors.

The Trusts are irrevocable trusts that Mr. Schuler established for the benefit of his and Mrs. Schuler’s three children. All of the children are adults, and none of them resides with Mr. and Mrs. Schuler. Neither Mr. Schuler nor Mrs. Schuler is a trustee of any of the Trusts or has a pecuniary interest in any of the Trusts.

Mr. Schuler disclaims any beneficial interest in any of the shares owned by (i) Mrs. Schuler, (ii) the Schuler Family Foundation or (iii) any of the Trusts.

Mrs. Schuler disclaims any beneficial interest in any of the shares owned by (i) the Schuler Family Foundation or (ii) any of the Trusts.

(a)	Aggregate amount beneficially owned

The persons filing this statement beneficially own in the aggregate 5,094,562 shares of Quidel common stock, representing 15.3% of the shares outstanding (determined on the basis of 33,350,305 shares outstanding as of October 24, 2012, as disclosed by Quidel’s quarterly report on Form 10-Q for the quarter ended September 30, 2012 filed on October 29, 2012).

(b)	Individual amounts beneficially owned

for Jack W. Schuler:

(i)	Sole power to vote or to direct the vote:	3,403,758	*
(ii)	Shared power to vote or direct the vote:	941,961	†
(iii)	Sole power to dispose or to direct the disposition of:	3,403,758	*
(iv)	Shared power to dispose of to direct the disposition of:	941,961	†

*	This total includes 19,638 shares issuable pursuant to vested RSUs. Mr. Schuler does not currently possess voting or investment power over these shares because, while the RSUs are vested, the shares are not currently issuable. See Item 5.
†	Mr. Schuler shares the voting and dispositive power in respect of the 941,961shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Schuler.

for Renate Schuler:

(i)	Sole power to vote or to direct the vote:	65,000
(ii)	Shared power to vote or direct the vote:	941,961	*
(iii)	Sole power to dispose or to direct the disposition of:	65,000
(iv)	Shared power to dispose of to direct the disposition of:	941,961	*

*	Mrs. Schuler shares the voting and dispositive power in respect of the 941,961 shares owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and their daughter, Tanya Schuler.

for the Schuler Family Foundation:

(i)	Sole power to vote or to direct the vote:	941,961
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	941,961
(iv)	Shared power to dispose of to direct the disposition of:	0

for the Tanya Eva Schuler Trust:

(i)	Sole power to vote or to direct the vote:	227,920
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	227,920
(iv)	Shared power to dispose of to direct the disposition of:	0

for the Therese Heidi Schuler Trust:

(i)	Sole power to vote or to direct the vote:	228,000
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	228,000
(iv)	Shared power to dispose of to direct the disposition of:	0

for the Tino Hans Schuler Trust:

(i)	Sole power to vote or to direct the vote:	227,923
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	227,923
(iv)	Shared power to dispose of to direct the disposition of:	0

for the Schuler Grandchildren LLC:

(i)	Sole power to vote or to direct the vote:	250,000
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	250,000
(iv)	Shared power to dispose of to direct the disposition of:	0

(c)	Recent transactions

During the past 60 days, there have not been any transactions in shares of Quidel common stock by any person filing this statement with the exception that the Schuler Family Foundation made the following purchases:

Name	Date	Purchase (P) or Sale (S)	Number of Shares	Price Per Share
Schuler Family Foundation	10/25/12	P	47,033	$17.09
	10/31/12	P	74,251	17.41
	11/01/12	P	45,747	17.61
	11/02/12	P	46,273	17.51
	11/05/12	P	79,196	17.62
	11/07/12	P	8,535	17.30
	11/08/12	P	53,000	17.42
	11/09/12	P	24,800	17.42
	11/12/12	P	5,512	17.47
	11/13/12	P	4,200	17.04
	11/14/12	P	38,499	16.86
	11/15/12	P	40,554	16.64
	11/16/12	P	20,934	16.35
	11/21/12	P	11,466	16.83

Total			500,000

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2012.

/S/ JACK W. SCHULER
Jack W. Schuler

/S/ RENATE SCHULER
Renate Schuler

Schuler Family Foundation

/S/ JACK W. SCHULER
Jack W. Schuler, Director

Tanya Eva Schuler Trust

/S/ H. GEORGE SCHULER
H. George Schuler, Trustee

Therese Heidi Schuler Trust

/S/ H. GEORGE SCHULER
H. George Schuler, Trustee

Tino Hans Schuler Trust

/S/ H. GEORGE SCHULER
H. George Schuler, Trustee

Schuler Grandchildren LLC

/S/ JACK W. SCHULER
Jack W. Schuler, Manager